Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and six-month periods ended on June 30, 2022

Contents

Condensed consolidated financial interim statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2022	2021	2022	2021
Net revenues	4	829,434	686,189	1,551,570	1,289,118
Cost of sales	5	(556,329)	(469,307)	(1,081,109)	(898,177)
Gross profit		273,105	216,882	470,461	390,941

Operating expenses
Selling, general and administrative	5	(37,119)	(30,803)	(73,168)	(61,253)
Mineral exploration and project evaluation	5	(26,826)	(18,460)	(44,070)	(32,774)
Other income and expenses, net	6	30,442	2,892	9,537	(5,639)
		(33,503)	(46,371)	(107,701)	(99,666)
Operating income		239,602	170,511	362,760	291,275

Net financial results	7
Financial income		8,435	2,033	12,143	3,954
Financial expenses		(40,329)	(35,286)	(83,728)	(69,501)
Other financial items, net		(42,340)	65,517	8,004	23,632
		(74,234)	32,264	(63,581)	(41,915)

Income before income tax		165,368	202,775	299,179	249,360

Income tax	8 (a)
Current		(68,647)	(43,082)	(111,871)	(80,645)
Deferred		26,799	(37,536)	10,390	(14,947)
Net income for the period		123,520	122,157	197,698	153,768
Attributable to NEXA's shareholders		109,002	109,012	172,014	131,799
Attributable to non-controlling interests		14,518	13,145	25,684	21,969
Net income for the period		123,520	122,157	197,698	153,768
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings per share – USD		0.82	0.82	1.30	1.00

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2022	2021	2022	2021
Net income for the period		123,520	122,157	197,698	153,768

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	11 (c)	(6,156)	(135)	(5,078)	(99)
Deferred income tax		3,844	(40)	3,262	(161)
Translation adjustment of foreign subsidiaries		(109,403)	69,553	56,025	17,767
		(111,715)	69,378	54,209	17,507

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	16 (b)	3,020	(1,870)	2,533	(3,202)
Deferred income tax		(1,027)	526	(862)	929
Changes in fair value of investments in equity instruments	1 (f)	(2,324)	(1,180)	(2,132)	(1,061)
		(331)	(2,524)	(461)	(3,334)
Other comprehensive (loss) income for the period, net of income tax		(112,046)	66,854	53,748	14,173

Total comprehensive income for the period		11,474	189,011	251,446	167,941
Attributable to NEXA’s shareholders		564	172,045	221,759	146,561
Attributable to non-controlling interests		10,910	16,966	29,687	21,380
Total comprehensive income for the period		11,474	189,011	251,446	167,941

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4 of 27

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	June 30, 2022	December 31, 2021
Current assets
Cash and cash equivalents	10 (a)	605,028	743,817
Financial investments		27,541	19,202
Other financial instruments	11 (a)	40,817	16,292
Trade accounts receivables	12	192,314	231,174
Inventory	13	541,716	372,502
Recoverable income tax		4,481	8,703
Other assets		89,196	81,119
		1,501,093	1,472,809
Non-current assets
Investments in equity instruments	1 (f)	8,592	3,723
Other financial instruments	11 (a)	277	102
Deferred income tax		168,336	168,205
Recoverable income tax		4,024	4,223
Other assets		105,795	98,584
Property, plant and equipment	14	2,232,352	2,087,730
Intangible assets	15	1,066,006	1,056,771
Right-of-use assets		10,062	12,689
		3,595,444	3,432,027

Total assets		5,096,537	4,904,836

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16 (a)	51,086	46,713
Lease liabilities		13,507	16,246
Other financial instruments	11 (a)	35,354	22,684
Trade payables		368,776	411,818
Confirming payables		297,144	232,860
Dividends payable		17,048	11,441
Asset retirement and environmental obligations	17	30,735	31,953
Contractual obligations		32,867	33,156
Salaries and payroll charges		68,080	76,031
Tax liabilities		75,340	65,063
Other liabilities		42,425	41,317
		1,032,362	989,282
Non-current liabilities
Loans and financings	16 (a)	1,619,250	1,652,602
Lease liabilities		1,994	3,393
Other financial instruments	11 (a)	35,177	241
Asset retirement and environmental obligations	17	211,250	232,197
Provisions		43,496	36,828
Deferred income tax		188,815	208,583
Contractual obligations		101,132	114,076
Other liabilities		32,286	23,354
		2,233,400	2,271,274

Total liabilities		3,265,762	3,260,556

Shareholders’ equity
Attributable to NEXA’s shareholders		1,558,032	1,386,273
Attributable to non-controlling interests		272,743	258,007
		1,830,775	1,644,280
Total liabilities and shareholders’ equity		5,096,537	4,904,836
The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2022	2021	2022	2021
Cash flows from operating activities
Income before income tax		165,368	202,775	299,179	249,360
Depreciation and amortization	5	74,374	62,157	140,266	121,355
Interest and foreign exchange effects		57,067	29,799	62,599	62,705
Gain on sale of property, plant and equipment	6	(104)	(14)	(20)	(407)
Changes in accruals		(2,136)	(1,440)	6,607	8,234
Changes in fair value of loans and financings	7	186	429	619	(8,446)
Changes in fair value of derivative financial instruments	11 (c)	(17,234)	(11,712)	(16,918)	1,768
Changes in fair value of offtake agreement	11 (d)	(28,220)	-	(8,793)	-
Contractual obligations		(8,000)	(11,488)	(15,670)	(24,798)
Changes in operating assets and liabilities	10 (b)	(22,810)	(35,052)	(179,251)	(21,910)
Cash provided by operating activities		218,491	235,454	288,618	387,861

Interest paid on loans and financings	16 (b)	(28,413)	(28,738)	(59,152)	(64,231)
Interest paid on lease liabilities		(357)	13	(416)	(289)
Premium paid on bonds repurchase	16 (b)	-	-	(3,277)	-
Income tax paid		(20,434)	(5,610)	(79,066)	(27,558)
Net cash provided by operating activities		169,287	201,119	146,707	295,783

Cash flows from investing activities
Additions of property, plant and equipment		(98,486)	(107,191)	(181,759)	(189,814)
Additions of intangible assets		-	-	(194)	-
Net sales of financial investments		(3,231)	2,178	(1,225)	8,829
Proceeds from the sale of property, plant and equipment		183	1,008	395	1,787
Investments in equity instruments	1 (f)	(7,000)	(136)	(7,000)	(6,356)
Net cash used in investing activities		(108,534)	(104,141)	(189,783)	(185,554)

Cash flows from financing activities
New loans and financings	16 (b)	-	50,737	90,000	50,737
Payments of loans and financings	16 (b)	(5,009)	(113,424)	(9,748)	(160,628)
Bonds repurchase	16 (b)	-	-	(128,470)	-
Payments of lease liabilities		(1,867)	(3,025)	(3,851)	(5,282)
Dividends paid	1 (c)	(8,930)	(6,194)	(52,804)	(39,339)
Payments of share premium	1 (c)	-	-	(6,126)	-
Net cash used in financing activities		(15,806)	(71,906)	(110,999)	(154,512)

Foreign exchange effects on cash and cash equivalents		(16,111)	14,953	15,286	4,200

Increase (decrease) in cash and cash equivalents		28,836	40,025	(138,789)	(40,083)
Cash and cash equivalents at the beginning of the period		576,192	1,006,055	743,817	1,086,163
Cash and cash equivalents at the end of the period		605,028	1,046,080	605,028	1,046,080

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2021	132,438	1,043,755	1,245,418	(826,888)	(277,762)	1,316,961	244,288	1,561,249
Net income for the period	-	-	-	109,012	-	109,012	13,145	122,157
Other comprehensive income for the period	-	-	-	-	63,033	63,033	3,821	66,854
Total comprehensive income for the period	-	-	-	109,012	63,033	172,045	16,966	189,011
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,224)	(12,224)
Total distributions to shareholders	-	-	-	-	-	-	(12,224)	(12,224)
At June 30, 2021	132,438	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2022	132,438	1,037,629	1,245,418	(727,170)	(130,847)	1,557,468	276,784	1,834,252
Net income for the period	-	-	-	109,002	-	109,002	14,518	123,520
Other comprehensive loss for the period	-	-	-	-	(108,438)	(108,438)	(3,608)	(112,046)
Total comprehensive (loss) income for the period	-	-	-	109,002	(108,438)	564	10,910	11,474
Dividends distribution to non-controlling interests – note 1 (c)	-	-	-	-	-	-	(14,951)	(14,951)
Total distributions to shareholders	-	-	-	-	-	-	(14,951)	(14,951)
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the six-month period ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	-	-	-	131,799	-	131,799	21,969	153,768
Other comprehensive income (loss) for the period	-	-	-	-	14,762	14,762	(589)	14,173
Total comprehensive income for the period	-	-	-	131,799	14,762	146,561	21,380	167,941
Dividends distribuition to NEXA's shareholders - USD 0.26 per share	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(16,149)	(16,149)
Total distributions to shareholders	-	-	-	(35,000)	-	(35,000)	(16,149)	(51,149)
At June 30, 2021	132,438	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	172,014	-	172,014	25,684	197,698
Other comprehensive income for the period	-	-	-	-	49,745	49,745	4,003	53,748
Total comprehensive income for the period	-	-	-	172,014	49,745	221,759	29,687	251,446
Dividends distribution to NEXA's shareholders - USD 0.33 per share - note 1 (c)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share - note 1 (c)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests – note 1 (c)	-	-	-	-	-	-	(14,951)	(14,951)
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(14,951)	(64,951)
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775
The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and has recently announced the beginning of the ramp-up activities at its third polymetallic mine in Aripuanã, Brazil, which are currently focused on steadily increasing the plant throughput rate, while the mine is already fully operational. Following completion of the commissioning performance stability plan, process knowledge, ore recovery within concentrate’s specifications, commercial production should be achieved by 4Q22. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three and six-month periods ended on June 30, 2022

(a)     Ukraine war impacts on NEXA´s financial statements and operations

The invasion of Ukraine by Russia, the resulting conflict, and retaliatory measures by the global community have created global security concerns and economic uncertainty, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, adverse impacts around the globe. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand for the Company’s products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. As of the date of this report, we have not identified any material impacts on the Company´s operations, financial condition, or cash flows related to this war. However, NEXA cannot predict any future impact that this war could have on its business and operations and continues to closely monitor the developments related to it.

(b)     Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”), a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period starting in October 2022 up to a total of 30,810 tons, at the lower of current spot market prices or a price cap.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuana project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and will be amortized over the life of the mine.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss (“FVTPL”) within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash gain of USD 8,793 in the income statement for the six-month period ended on June 30, 2022. Refer to note 11 (d) and 15 for additional information about the offtake agreement accounting treatment.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(c)     Cash distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of USD 50,000. From this amount, USD 43,874 were distributed as dividends (cash dividend) and USD 6,126, as share premium (special cash dividend). This cash distribution was paid on March 25, 2022.

Additionally, on April 29, 2022, the Company’s subisidiary, Pollarix S.A., declared dividends to non controlling interests, owned by Auren Energia S.A. (formerly Votorantim Geração de Energia S.A.), which is a related party, in the amount of USD 14,951. From this amount and from dividends declared in previous periods, on May 27, 2022 an amount of USD 8,930 was paid. At June 30, 2022, there still was an outstanding amount of USD 13,315 of dividends expected to be paid until the end of 2022.

(d)     Export Credit Note

On March 18, 2022, the Company entered into an Export Credit Note agreement in the total principal amount of USD 90,000 (equivalent to BRL 459,468 thousand) with maturity in 2027, and an interest rate of 2.5% plus the 6-month TERM SOFR (Secured Overnight Financing Rate).

(e)     Repurchase of NEXA Peru Bonds

On March 28, 2022, the Company completed the early redemption and cancellation of all the outstanding 4.625% Senior Notes due 2023 in the principal amount of USD 128,470. Refer to note 16 (b) for additional information.

(f)	Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792,541 common shares in a private transaction at a price of CAD 0.22 per share (approximately USD 0.17) for a total consideration of CAD 8,974 thousand (USD 7,000). After this subscription, the Company holds 18.23% of the issued and outstanding common shares of Tinka. Similar to the original acquisitions made in 2021, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

2	Information by business segment

The presentation of segment results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

				Three-month period ended 2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	369,571	683,368	(207,239)	(16,266)	829,434
Cost of sales	(215,640)	(566,496)	207,239	18,568	(556,329)
Gross profit	153,931	116,872	-	2,302	273,105

Selling, general and administrative	(16,740)	(15,063)	-	(5,316)	(37,119)
Mineral exploration and project evaluation	(24,107)	(2,719)	-	-	(26,826)
Other income and expenses, net	8,996	19,625	-	1,821	30,442
Operating income	122,080	118,715	-	(1,193)	239,602

Depreciation and amortization	51,224	21,766	-	1,384	74,374
EBITDA	173,304	140,481	-	191	313,976
Changes in fair value of offtake agreement (iii)	(28,220)	-	-	-	(28,220)
Adjusted EBITDA	145,084	140,481	-	191	285,756
Depreciation and amortization					(74,374)
Changes in fair value of offtake agreement (iii)					28,220
Net financial results					(74,234)
Income before income tax					165,368
				Three-month period ended 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	310,900	520,510	(162,642)	17,421	686,189
Cost of sales	(177,076)	(441,665)	162,642	(13,208)	(469,307)
Gross profit	133,824	78,845	-	4,213	216,882

Selling, general and administrative	(15,018)	(12,043)	-	(3,742)	(30,803)
Mineral exploration and project evaluation	(16,410)	(2,050)	-	-	(18,460)
Other income and expenses, net	(2,599)	7,627	-	(2,136)	2,892
Operating income	99,797	72,379	-	(1,665)	170,511

Depreciation and amortization	41,638	20,124	-	395	62,157
EBITDA / Adjusted EBITDA	141,435	92,503	-	(1,270)	232,668

Depreciation and amortization					(62,157)
Net financial results					32,264
Income before income tax					202,775

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

				Six-month period ended 2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	691,523	1,245,095	(394,288)	9,240	1,551,570
Cost of sales	(408,896)	(1,069,355)	394,288	2,854	(1,081,109)
Gross profit	282,627	175,740	-	12,094	470,461

Selling, general and administrative	(31,888)	(30,037)	-	(11,243)	(73,168)
Mineral exploration and project evaluation	(40,041)	(4,029)	-	-	(44,070)
Other income and expenses, net	(25,420)	39,767	-	(4,810)	9,537
Operating income	185,278	181,441	-	(3,959)	362,760

Depreciation and amortization	96,091	41,440	-	2,735	140,266
EBITDA	281,369	222,881	-	(1,224)	503,026
Changes in fair value of offtake agreement (iii)	(8,793)	-	-	-	(8,793)
Adjusted EBITDA	272,576	222,881	-	(1,224)	494,233
Depreciation and amortization					(140,266)
Changes in fair value of offtake agreement (iii)					8,793
Net financial results					(63,581)
Income before income tax					299,179

				Six-month period ended 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	566,144	988,811	(291,957)	26,120	1,289,118
Cost of sales	(342,981)	(828,364)	291,957	(18,789)	(898,177)
Gross profit	223,163	160,447	-	7,331	390,941

Selling, general and administrative	(30,655)	(24,058)	-	(6,540)	(61,253)
Mineral exploration and project evaluation	(29,426)	(3,348)	-	-	(32,774)
Other income and expenses, net	(3,762)	2,774	-	(4,651)	(5,639)
Operating income	159,320	135,815	-	(3,860)	291,275

Depreciation and amortization	79,433	40,258	-	1,664	121,355
EBITDA / Adjusted EBITDA	238,753	176,073	-	(2,196)	412,630

Depreciation and amortization					(121,355)
Net financial results					(41,915)
Income before income tax					249,360

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2021, all revenues from products or services transferred to customers are recognized at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses.

In 2022, the Company decided to stop reclassifying certain accounts to better approximate business segment information to the financial statements. These reclassifications included the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales. Managerial amounts for 2021 have been updated to be comparable with these adjustments made in 2022.

12 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

Additionally, in 2022, the Company reviewed the classification of certain overhead costs resulting in their reclassification from Selling, general and administrative expenses to Cost of sales. For comparative purposes, the related 2021 amounts have also been reclassified.

(iii) This amount represents the change in the fair value of the offtake agreement described in note 1, which is being measured at FVTPL. This change in the fair value is a non-cash item and has been adjusted from the Company’s EBITDA.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2022 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2021 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2022 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2022 were approved on July 28, 2022 to be issued in accordance with a resolution of the Board of Directors.

13 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues
	Three-month period ended		Six-month period ended
	2022	2021	2022	2021
Gross billing	963,587	757,946	1,794,448	1,426,986
Billing from products (i)	937,137	740,074	1,741,675	1,393,509
Billing from freight and insurance services	26,450	17,872	52,773	33,477
Taxes on sales (ii)	(132,741)	(70,430)	(240,105)	(135,308)
Return of products sales	(1,412)	(1,327)	(2,773)	(2,560)
Net revenues	829,434	686,189	1,551,570	1,289,118

(i) Billing from products increased in the three and six-month periods ended on June 30, 2022, mainly because of the higher metal prices during 2022 compared to those registered in the same periods of 2021.

(ii) Refer to note 6 for an explanation of the increase in Taxes on sales in the three and six-month periods ended on June 30, 2022.

5	Expenses by nature
				Three-month period ended
				2022	2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(371,762)	-	-	(371,762)	(297,736)
Third-party services	(60,763)	(5,987)	(17,397)	(84,147)	(96,162)
Depreciation and amortization	(73,067)	(1,296)	(11)	(74,374)	(62,157)
Employee benefit expenses	(47,258)	(16,709)	(5,248)	(69,215)	(47,837)
Other expenses	(3,479)	(13,127)	(4,170)	(20,776)	(14,678)
	(556,329)	(37,119)	(26,826)	(620,274)	(518,570)

				Six-month period ended
				2022	2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(718,024)	-	-	(718,024)	(543,521)
Third-party services	(129,204)	(12,631)	(29,170)	(171,005)	(196,825)
Depreciation and amortization	(137,579)	(2,671)	(16)	(140,266)	(121,355)
Employee benefit expenses	(89,111)	(33,365)	(8,384)	(130,860)	(103,165)
Other expenses	(7,191)	(24,501)	(6,500)	(38,192)	(27,338)
	(1,081,109)	(73,168)	(44,070)	(1,198,347)	(992,204)

(i) Raw materials and consumables used increased in the three and six-month periods ended on June 30, 2022, because of the higher volumes and price of the zinc concentrates acquired from third-parties and used in the Company’s smelting segment.

14 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses, net
	Three-month period ended		Six-month period ended
	2022	2021	2022	2021
ICMS tax incentives (i)	22,693	-	39,928	-
Changes in fair value of offtake agreement - note 11 (d)	28,220	-	8,793	-
Remeasurement of asset retirement and environmental obligations – note 17	4,673	2,797	5,715	(2,771)
Gain on sale of property, plant and equipment	104	14	20	407
Changes in fair value of derivative financial instruments – note 11 (c)	(2,995)	1,471	(335)	2,721
Inventory provisions	(877)	(1,029)	(4,378)	(237)
Contribution to communities	(4,226)	(1,001)	(5,384)	(1,572)
Provision of legal claims	(2,257)	(795)	(6,364)	(6,052)
Pre-operating expenses related to Aripuanã	(18,939)	(1,086)	(28,638)	(1,507)
Others	4,046	2,521	180	3,372
	30,442	2,892	9,537	(5,639)

(i) In December 2021, the Company adhered to a Brazilian Law that states that government grants of ICMS tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the corporate income taxes IRPJ and CSLL. During the six-month period ended on June 30, 2022, the Company received USD 39,928 of ICMS tax incentives, which were excluded from the corporate income taxes basis for the period, and were considered a permanent difference reducing the income tax to pay in the amount of USD 13,575, as shown in note 8 (a). Additionally, based on this, the Company stopped presenting the expenses and revenues of the received ICMS tax incentives on a net basis and started to separate the expenses in Taxes on Sales and the corresponding revenues in Other income and expenses, net. The presentation on a gross basis became necessary to demonstrate the taxes on sales for Brazilian corporate tax deduction purposes.

7	Net financial results
	Three-month period ended		Six-month period ended
	2022	2021	2022	2021
Financial income
Interest income on financial investments and cash equivalents	4,981	1,370	7,114	2,434
Interest on tax credits	261	78	627	240
Other financial income	3,193	585	4,402	1,280
	8,435	2,033	12,143	3,954

Financial expenses
Interest on loans and financings	(25,418)	(24,808)	(49,777)	(49,588)
Premium paid on bonds repurchase – note 16 (b)	-	-	(3,277)	-
Interest on other liabilities	(11,479)	(2,780)	(16,044)	(5,569)
Interest on contractual obligations	(1,191)	(1,284)	(2,437)	(2,707)
Interest on lease liabilities	(166)	(358)	(386)	(719)
Other financial expenses	(2,075)	(6,056)	(11,807)	(10,918)
	(40,329)	(35,286)	(83,728)	(69,501)

Other financial items, net
Changes in fair value of loans and financings – note 16 (b)	(186)	(429)	(619)	8,446
Changes in fair value of derivative financial instruments – note 11 (c)	394	13,684	816	30
Foreign exchange (losses) gains (i)	(42,548)	52,262	7,807	15,156
	(42,340)	65,517	8,004	23,632

Net financial results	(74,234)	32,264	(63,581)	(41,915)

15 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(i) The amounts for the three-month periods ended on June 30, 2022 and 2021 include: (i) USD (9,822) and USD 22,691, respectively, which are related to the outstanding USD denominated intercompany debt of Nexa Recursos Minerais S.A. (“NEXA BR”) with NEXA; and (ii) USD (25,220) and USD 36,239, respectively, related to the accounts payables of NEXA BR with diverse related parties. The exchange variation of NEXA BR’s loans and account payables with its related parties are not eliminated in the consolidatation process and both transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during the three-month period ended on June 30, 2022.

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit
	Three-month period ended		Six-month period ended
	2022	2021	2022	2021
Income before income tax	165,368	202,775	299,179	249,360
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax expense at statutory rate	(41,243)	(50,572)	(74,615)	(62,190)
ICMS tax incentives permanent difference – note 6	7,715	-	13,575	-
Difference in tax rate of subsidiaries outside Luxembourg (i)	(3,602)	(6,827)	(15,576)	(5,992)
Special mining levy and special mining tax	(5,643)	(6,157)	(10,790)	(9,691)
Unrecognized deferred tax on net operating losses	744	(8,795)	(13,785)	(11,483)
Tax effects of translation of non-monetary assets/liabilities to functional currency	3,654	(10,483)	5,258	(8,018)
Other permanent tax differences	(3,473)	2,216	(5,548)	1,782
Income tax expense	(41,848)	(80,618)	(101,481)	(95,592)

Current	(68,647)	(43,082)	(111,871)	(80,645)
Deferred	26,799	(37,536)	10,390	(14,947)
Income tax expense	(41,848)	(80,618)	(101,481)	(95,592)

(i) NEXA’s subsidiaries had a higher taxable profit in 2022 which explains their higher income tax for the semester.

(b)     Effects of deferred tax on income statement and other comprehensive income

	June 30, 2022	June 30, 2021
Balance at the beginning of the period	(40,378)	3,188
Effect on income (loss) for the period	10,390	(14,947)
Effect on other comprehensive income – Fair value adjustment	2,400	768
Effect on other comprehensive income – Translation effect included in Cumulative translation adjustment	7,109	2,696
Balance at the end of the period	(20,479)	(8,295)

(c)      Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of June 30, 2022, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on June 30, 2022 is USD 208,846 which increased compared to that estimated on December 31, 2021 of USD 134,804, mainly due to the administrative proceeding filed in 2022 regarding the tax stability agreement of Cerro Lindo and the review of the likelihood of losses of certain uncertainties.

16 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, FVTPL and fair value through other comprehensive income. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

					June 30, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	10 (a)	605,028	-	-	605,028
Financial investments		27,541	-	-	27,541
Other financial instruments	11 (a)	-	41,094	-	41,094
Trade accounts receivables	12	36,981	155,333	-	192,314
Investments in equity instruments	1 (f)	-	-	8,592	8,592
		669,550	196,427	8,592	874,569

					June 30, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	16 (a)	1,583,176	87,160	-	1,670,336
Lease liabilities		15,501	-	-	15,501
Other financial instruments	11 (a)	-	70,531	-	70,531
Trade payables		368,776	-	-	368,776
Confirming payables		297,144	-	-	297,144
Use of public assets (ii)		26,434	-	-	26,434
Related parties (ii)		946	-	-	946
		2,291,977	157,691	-	2,449,668

					December 31, 2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	10 (a)	743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Other financial instruments	11 (a)	-	16,394	-	16,394
Trade accounts receivables	12	84,969	146,205	-	231,174
Investments in equity instruments	1 (f)	-	-	3,723	3,723
Related parties (i)		2	-	-	2
		847,990	162,599	3,723	1,014,312

17 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

					December 31, 2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	16 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities		19,639	-	-	19,639
Other financial instruments	11 (a)	-	22,925	-	22,925
Trade payables		411,818	-	-	411,818
Confirming payables		232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)		392	-	-	392
		2,299,731	111,602	-	2,411,333

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

(b)     Fair value by hierarchy

				June 30, 2022
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	11 (a)	-	41,094	41,094
Trade accounts receivables		-	155,333	155,333
Investments in equity instruments (i)	1 (f)	8,592	-	8,592
		8,592	196,427	205,019
Liabilities
Other financial instruments	11 (a)	-	70,531	70,531
Loans and financings designated at fair value (iii)		-	87,160	87,160
		-	157,691	157,691

				December 31, 2021
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	11 (a)	-	16,394	16,394
Trade accounts receivables		-	146,205	146,205
Investment in equity instruments (i)	1 (f)	3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Other financial instruments	11 (a)	-	22,925	22,925
Loans and financings designated at fair value (iii)		-	88,677	88,677
		-	111,602	111,602

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) The methodology to determine the level 2 fair value amounts is the same as disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

(iii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

10	Cash and cash equivalents

(a)      Composition

	June 30, 2022	December 31, 2021
Cash and banks	394,695	276,761
Term deposits	210,333	467,056
	605,028	743,817

18 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(b) Changes in operating assets and liabilities

	Three-month period ended		Six-month period ended
	2022	2021	2022	2021
Decrease (increase) in assets
Trade accounts receivables (i)	(13,525)	(31,277)	42,384	16,960
Inventory (ii)	(60,092)	(14,307)	(165,557)	(71,328)
Derivative financial instruments	6,719	(1,724)	(1,778)	7,438
Other assets	1,608	(12,682)	2,144	7,479

Increase (decrease) in liabilities
Trade payables (iii)	37,954	2,281	(68,050)	(3,563)
Confirming payables (iv)	14,456	18,418	64,458	31,976
Other liabilities (v)	(9,930)	4,239	(52,852)	(10,872)
	(22,810)	(35,052)	(179,251)	(21,910)

(i) Changes in trade accounts receivables in the six-month period ended on June 30, 2022 reflect the reduction in the average collection period and the higher factoring by some customers.

(ii) Changes in inventories in the three and six-month periods ended on June 30, 2022 reflect the increase in the balance of finished products and semi-finished products as explained in note 13.

(iii) Changes in trade payables in the six-month period ended on June 30, 2022 are due to the higher volume of payments made in the period. However, this decrease was offset during the second quarter of 2022 due to the higher metal prices and purchases made associated with the increased production in the smelters when compared to that of the the first quarter of 2022.

(iv) Changes in confirming payables in the six-month period ended on June 30, 2022 are due to the higher value of the reverse factoring operations carried out by NEXA CJM due to the increase in the price and volumes of zinc concentrates acquired during the period.

(v) Changes in other liabilities in the six-month period ended on June 30, 2022 are due to the payment of profit sharing in the Peruvian subsidiaries provisioned in 2021, and to their income tax payments.

(c) Main non-cash investing and financing transactions

During the six-month period ended on June 30, 2022, the Company had: (i) additions to right-of-use assets in the amount of USD 2,018 (June 30, 2021: USD 3,015); and (ii) additions in intangible assets in the amount of USD 46,100 related to the offtake agreement as described in note 15.

11	Other financial instruments
(a)	Composition
	June 30, 2022	December 31, 2021
Derivatives financial instruments
Current assets	40,817	16,292
Non-current assets	277	102
Current liabilities	(32,941)	(22,684)
Non-current liabilities	(283)	(241)
Derivatives financial instruments, net	7,870	(6,531)
Offtake agreement measured at FVTPL
Current liabilities	(2,413)	-
Non-current liabilities	(34,894)	-
Offtake agreement measured at FVTPL, net	(37,307)	-

19 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(b)	Derivative financial instruments: Fair value by strategy
			June 30, 2022		December 31, 2021
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	212,309	11,818	215,809	(9,898)
			11,818		(9,898)
Sales of zinc at a fixed price
Zinc forward	ton	10,760	(3,742)	8,787	3,433
			(3,742)		3,433
Interest rate risk
IPCA vs. CDI	BRL	226,880	(206)	226,880	(66)
			(206)		(66)

			7,870		(6,531)

20 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	783	13,677	2,760	1,121	-	(5,078)	(8,453)
Sales of zinc at a fixed price	-	-	-	(1,456)	-	-	5,719
Interest rate risk – IPCA vs. CDI	-	-	-	-	816	-	956
June 30, 2022	783	13,677	2,760	(335)	816	(5,078)	(1,778)

June 30, 2021	(651)	(5,652)	1,133	2,721	30	(99)	6,782

(d)	Offtake agreement measured at FVTPL: Changes in fair value

	June 30, 2022	June 30, 2021
Inception date (i)	46,100	-
Changes in fair value - note 6	(8,793)	-
Balance at the end of period	37,307	-

Notional (ton)	30,810	-

(i) On January 25, 2022, the Company signed an offtake agreement with the Offtaker to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current spot market prices or a price cap. Refer to note 1 (b) for additional information.

12	Trade accounts receivables
(a)	Composition
	June 30, 2022	December 31, 2021
Trade accounts receivables	196,096	233,623
Related parties	715	1,016
Impairment of trade accounts receivables	(4,497)	(3,465)
	192,314	231,174

(b)	Analysis by currency
	June 30, 2022	December 31, 2021
USD	158,081	196,316
BRL	33,305	34,464
Other	928	394
	192,314	231,174

(c)	Aging of trade accounts receivables
	June 30, 2022	December 31, 2021
Current	182,121	222,083
Up to 3 months past due	10,008	9,201
From 3 to 6 months past due	889	51
Over 6 months past due	3,793	3,304
	196,811	234,639
Impairment	(4,497)	(3,465)
	192,314	231,174

21 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

13	Inventory

Composition

	June 30, 2022	December 31, 2021
Finished products (i)	209,962	157,285
Semi-finished products (ii)	153,973	60,315
Raw materials (iii)	108,133	90,087
Auxiliary materials and consumables	104,740	94,564
Inventory provisions	(35,092)	(29,749)
	541,716	372,502

(i) Finished products increased in the six-month period ended on June 30, 2022, mainly because of the higher prices and lower volumes sold in the smelting segment given international logistic issues (shortage of ships and increased lead times), which resulted in higher inventory levels during the first semester of 2022.

(ii) Semi-finished products increased in the six-month period ended on June 30, 2022, due to the transfer of ore stockpile costs incurred during Aripuanã’s commissioning phase from Raw materials for an amount of USD 34,033. Also, in the smelting segment, there were higher volumes of material in process given the segment’s better operational performance during the second quarter of 2022.

(iii) Raw materials increased in the six-month period ended on June 30, 2022, mainly because of the higher volumes and prices of the zinc concentrates acquired and used in the Company’s smelting segment, which was offset by the transfer of the ore stockpile mentioned above.

22 of 27

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

14	Property, plant and equipment

Changes in the six-month period ended on June 30

							2022	2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Other	Total	Total
Balance at the beginning of the period
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973	4,520,321
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)	(2,622,025)
Net balance at the beginning of the period	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,898,296
Reclassification (i)	-	-	-	-	-	-	-	(31,851)
Net balance at the beginning of the period - adjusted	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,866,445
Additions (ii)	117	872	180,429	-	286	55	181,759	199,843
Disposals and write-offs	(27)	(269)	(14)	-	-	(65)	(375)	(5,226)
Depreciation	(34,769)	(53,486)	-	(3,208)	(1,118)	(573)	(93,154)	(84,622)
Foreign exchange effects	15,534	21,424	38,250	3,372	1,135	769	80,484	47,159
Transfers	61,633	47,053	(112,104)	-	2,221	1,153	(44)	(613)
Remeasurement of asset retirement obligations	-	-	-	(24,046)	-	-	(24,046)	(4,636)
Balance at the end of the period	481,473	582,965	918,656	59,921	167,761	21,578	2,232,354	2,018,350
Cost	1,140,758	2,413,070	981,776	182,789	184,692	37,017	4,940,102	4,633,234
Accumulated depreciation and impairment	(659,285)	(1,830,105)	(63,122)	(122,868)	(16,931)	(15,439)	(2,707,750)	(2,614,884)
Balance at the end of the period	481,473	582,965	918,654	59,921	167,761	21,578	2,232,352	2,018,350

Average annual depreciation rates %	4	8	-	UoP	UoP

(i) Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 15.

(ii) Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 12,923 for the period ended on June 30, 2022 (June 30, 2021: USD 7,503).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

15	Intangible assets

Changes in the six-month period ended on June 30

				2022	2021
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,570	1,791,643	72,414	2,537,627	2,392,388
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)	(1,315,983)
Net balance at the beginning of the period	406,228	612,270	38,273	1,056,771	1,076,405
Reclassification (i)	-	-	-	-	31,851
Net balance at the beginning of the period - adjusted	406,228	612,270	38,273	1,056,771	1,108,256
Additions (ii)	-	46,100	193	46,293	-
Amortization	-	(39,483)	(2,529)	(42,012)	(31,986)
Foreign exchange effects	183	2,820	1,907	4,910	1,079
Transfers	-	193	(149)	44	613
Balance at the end of the period	406,411	621,900	37,695	1,066,006	1,077,962
Cost	673,753	1,841,027	77,318	2,592,098	2,522,828
Accumulated amortization and impairment	(267,342)	(1,219,127)	(39,623)	(1,526,092)	(1,444,866)
Balance at the end of the period	406,411	621,900	37,695	1,066,006	1,077,962

Average annual depreciation rates %	-	UoP	-

(i) The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, plant and equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, which is entirely between Property, plant and equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights at the beginning of 2021.

(ii) On January 25, 2022, the Company signed an offtake agreement to sell 100% of the copper concentrate to be produced by Aripuanã. As explained in note 1 (b), this agreement replaced the obligation of future royalty payments arising from the acquisition of mining rights by the Company for the Aripuanã project. The fair value of this agreement on its inception date, in the amount of USD 46,100, was recognized as Rights to use natural resources within Intangible assets and will be amortized during the life of the mine by the units of production method (“UoP”) when the mine’s operations commence.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

16	Loans and financings
(a)	Composition

				June 30, 2022	December 31, 2021
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Pré USD 5.84%	18,437	1,190,838	1,209,275	1,338,334
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	22,177	200,420	222,597	215,801
Export credit notes	LIBOR + 1.54% 134.20 % CDI SOFR + 2,5%	3,772	224,564	228,336	135,077
Debentures	107.5 % CDI	5,316	-	5,316	4,916
Other		1,384	3,428	4,812	5,187
		51,086	1,619,250	1,670,336	1,699,315

Current portion of long-term loans and financings (principal)		23,584
Interest on loans and financings		27,502

(b)	Changes in the six-month period ended on June 30
	June 30, 2022	June 30, 2021
Balance at the beginning of the period	1,699,315	2,024,314
New loans and financings – note 1 (d)	90,000	50,737
Payments of loans and financings	(9,748)	(160,628)
Bonds repurchased (i)	(128,470)	-
Foreign exchange effects	19,608	13,584
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(2,533)	3,202
Changes in fair value of loans and financings – note 7	619	(8,446)
Interest accrual	59,413	56,286
Interest paid on loans and financings	(59,152)	(64,231)
Amortization of debt issue costs	1,284	-
Balance at the end of the period	1,670,336	1,914,818

(i) On March 28, 2022, the Company completed the early redemption and cancellation of all outstanding 4.625% Senior Notes due 2023. Holders of the 2023 Notes tendered an aggregate principal amount of USD 128,470. In this transaction, the Company also paid an amount of USD 2,971 of accrued interest and USD 3,277 of premium paid over the notes, which was recognized in Net financial results (note 7).

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

(c)	Maturity profile
							June 30, 2022
	2022	2023	2024	2025	2026	As from 2027	Total
Eurobonds – USD (i)	19,464	(2,071)	(2,134)	(2,200)	(2,270)	1,198,486	1,209,275
BNDES	11,259	23,169	24,175	23,174	20,730	120,090	222,597
Export credit notes	3,608	55	86,478	48,195	-	90,000	228,336
Debentures	5,316	-	-	-	-	-	5,316
Other	916	482	38	482	482	2,412	4,812
	40,563	21,635	108,557	69,651	18,942	1,410,988	1,670,336

(i) The negative balances refer to related funding costs (fees) amortization.

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on June 30, 2022.

As of June 30, 2022, the Company was in compliance with all its financial covenants.

17	Asset retirement and environmental obligations

Changes in the six-month period ended on June 30

			June 30, 2022	June 30, 2021
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	221,710	42,441	264,151	276,046
Payments	(7,743)	(4,401)	(12,144)	(5,684)
Foreign exchange effects	5,585	2,923	8,508	5,951
Interest accrual	9,458	1,773	11,231	4,231
Remeasurement and additions (i) – note 6 and 14	(27,788)	(1,973)	(29,761)	(1,865)
Balance at the end of the period	201,222	40,763	241,985	278,679
Current liabilities	20,422	10,313	30,735	45,260
Non-current liabilities	180,800	30,450	211,250	233,419

(i) As of June 30, 2022, the credit risk-adjusted rate used for Peru was between 8.52% and 12.06% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 8.49% and 11.25% (December 31, 2021: 7.68% and 8.67%). As of June 30, 2021, the credit risk-adjusted rate used for Peru was between 3.95% and 6.63% (December 31, 2020: 1.70% and 4.0%) and for Brazil was between 3.82% and 7.06% (December 31, 2020: 0.07% and 6.75%).

Every quarter, the Company may increase its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies and in the discount rates, which as of June 30, 2022 have increased as described above. In this way, asset retirement obligations for operational assets, decreased in an amount of USD 24,046 in the six month-period ended on June 30, 2022 as shown in note 14; and asset retirement and environmental obligations for non-operational assets decreased in USD 5,715 as shown in note 6.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

18	Impairment of long-lived assets

According to NEXA’s impairment of long-lived assets’ policy, the Company assesses at each reporting date, whether there are indicators, that the carrying amount of an asset or CGU may not be recovered or a previously recorded impairment should be reversed. In performing this assessment, the Company considers the external and internal sources of information including the evolution of its market capitalization and the factors that impact such evolution, discount rate, long term metal prices, life of mine, projected production costs and capital expenditures, among others.

As of June 30, 2022, after such assessment, the Company concluded that no impairment tests were required.

The annual impairment test of goodwill and intangible assets with indefinite lives will be performed as of September 30, 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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